Exhibit 12

September , 2017

Federated Prudent DollarBear Fund

a series of Federated Income Securities Trust

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

Federated Global Total Return Bond Fund

a series of Federated International Series, Inc.

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

Re: Reorganization to Combine a Series of a Maryland Corporation and a Series of a Massachusetts Business Trust

Ladies and Gentleman:

Federated International Series, Inc., a Maryland corporation (“Corporation”), on behalf of its series Federated Global Total Return Bond Fund (the “Acquiring Fund”), and Federated Income Securities Trust, a Massachusetts business trust (“Trust”), on behalf of its series Federated Prudent DollarBear Fund (“Acquired Fund”), have requested our opinion as to certain federal income tax consequences of transactions (the “Reorganization”) in which the Acquiring Fund will acquire all of the assets and assume certain of the liabilities of the Acquired Fund in exchange solely for shares of beneficial interest in the Acquiring Fund (“Acquiring Fund Shares”) pursuant to an Agreement and Plan of Reorganization (“Agreement”) entered into by Corporation , on behalf of the Acquiring Fund, and Trust, on behalf of the Acquired Fund, on June [ ], 2017.[1] Specifically, the Funds have requested our opinion that the consummation of the Reorganization will qualify as a “reorganization” (as defined in section 368(a)).[2]

In rendering this opinion, we have examined (1) the Agreement, (2) the Proxy Statement/Prospectus dated July [ ], 2017, regarding the Reorganization (“Proxy Statement”) that was furnished in connection with the solicitation, by the members of Trust’s Board of Trustees (“Board”), of proxies for use at a special meeting of the Acquired Fund’s shareholders that was held on September [ ], 2017, and (3) other documents we have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”). We have assumed, for purposes hereof, the accuracy and completeness of the information contained in all the Documents. As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties set forth in the Agreement and on the statements and representations of officers and other representatives of the Acquiring Fund and the Acquired Fund (collectively, “Representations”). We have assumed that any Representation made “to the knowledge and belief” (or similar qualification) of any person or party is, and at the Closing Date (as defined in the Agreement) will be, correct without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganization.

OPINION

Based solely on the facts and representations set forth in the reviewed documents and the representations of officers of the Investment Company, and conditioned on (i) those representations’ being true on the closing date of the Reorganization and (ii) the Reorganization’s being consummated in accordance with the Agreement (without the waiver or modification of any terms or conditions thereof), our opinion with respect to the federal income tax consequences of the Reorganization is as follows.

1.       The Reorganization will be a reorganization under section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be a party to a reorganization under section 368(b) of the Code.

2.       No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption of certain liabilities, if any, of the Acquired Fund, followed by the distribution of those Acquiring Fund Shares to the Acquired Fund’s shareholders in liquidation of the Acquired Fund.

3.       No gain or loss will be recognized by the Acquiring Fund on the receipt of the Acquired Fund's assets in exchange solely for the Acquiring Fund Shares.

4.       The basis of the Acquired Fund's assets in the hands of the Acquiring Fund will be the same as the basis of such assets in the Acquired Fund's hands immediately prior to the Reorganization.

5.       The Acquiring Fund's holding period in the assets to be received from the Acquired Fund will include the Acquired Fund's holding period in such assets (except where the Acquiring Fund’s investment activities have the effect of reducing or eliminating an asset’s holding period).

6.       The Acquired Fund’s shareholders will recognize no gain or loss on the exchange of their shares of beneficial interest in the Acquired Fund (“Acquired Fund Shares”) for Acquiring Fund Shares in the Reorganization.

7.       The Acquired Fund’s shareholders’ aggregate basis in the Acquiring Fund Shares to be received by them will be the same as their aggregate basis in the Acquired Fund Shares to be surrendered in exchange therefor.

8.       The holding period of the Acquiring Fund Shares to be received by the Acquired Fund’s shareholders will include the holding period of the Acquired Fund Shares to be surrendered in exchange therefor, provided those Acquired Fund Shares were held as capital assets on the date of the Reorganization.

No opinion is expressed as to the effect of the Reorganization on the Funds or any Acquired Fund shareholder with respect to any asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service (“Service”) in existence on the date hereof. All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification. Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court. Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other federal, or any state, local, or foreign tax consequences of the Reorganization or any other action (including any taken in connection therewith). Our opinion also applies only if each Fund is solvent, and we express no opinion about the tax treatment of the transactions described herein if any Fund is insolvent. Finally, our opinion is solely for the information and use of the addressees and their shareholders and may not be relied on for any purpose by any other person without our express written consent.

Very truly yours,

K&L Gates LLP

[1] Each of the Acquired Fund and Acquiring Fund is sometimes referred to herein as a “Fund,” and each of Trust and Corporation is sometimes referred to herein as an “Investment Company.”

[2] All “section” references are to the Internal Revenue Code of 1986, as amended (“Code”), unless otherwise noted, and all “Treas. Reg. §” references are to the regulations under the Code (“Regulations”).